UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	16 November 2006

ARIDOL ENDORSED IN GLOBAL AND AUSTRALIAN GUIDELINES

Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that its first commercial product Aridol has been included in both global and Australian official guidelines for managing asthma.

Aridol’s inclusion in the two influential guidelines: the GINA Report on Global Strategy for Asthma Management and Prevention, and the Australian Asthma Management Handbook, follows extensive independent scientific and clinical review.

Alan Robertson, Pharmaxis CEO, said: “We are delighted that Aridol is recognised and endorsed by both global and Australian experts as a significant addition to the tools available to help asthma patients. Inclusion in both national and international guidelines after exhaustive independent peer review is particularly gratifying, and will accelerate the acceptance of Aridol by physicians worldwide.”

Aridol is recommended in both guidelines as a lung function test that physicians can undertake to diagnose asthma in patients.

The Global Initiative for Asthma (GINA) is a network of individuals, organisations and public health officials who disseminate information about the optimal care of patients with asthma, incorporating the latest research and best clinical practice. This latest report is a direct response by GINA to several recent international surveys which have highlighted that asthma control remains poor. It incorporates updated scientific information (including Aridol) and promotes an approach to asthma management based on asthma control, rather than asthma severity. This is important since Aridol has recently become the first bronchial challenge test to be approved in a European country as an aid to asthma control.

Australia’s new asthma management guidelines were launched yesterday by the Parliamentary Secretary for the Minister for Health and Ageing, Christopher Pyne. Published as the National Asthma Council Australia’s Asthma Management Handbook, the guidelines are the gold standard of practice for asthma management in Australia. They are updated regularly to accommodate changes in asthma management, based on the latest medical evidence and new treatments that become available, as well as reflecting current areas of consumer concern.

- ends -

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax: +61 2 9451 3622

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, +61 417 610 824, email virginia.nicholls@pharmaxis.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About GINA

The Global Initiative for Asthma (GINA) was implemented to develop a network of individuals, organizations, and public health officials to disseminate information about the care of patients with asthma while at the same time assuring a mechanism to incorporate the results of scientific investigations into asthma care. Publications based on the GINA Report were prepared and have been translated into languages to promote international collaboration and dissemination of information. To disseminate information about asthma care, a GINA Assembly was initiated, comprised of asthma care experts from many countries to conduct workshops with local doctors and national opinion leaders and to hold seminars at national and international meetings. In addition, GINA initiated an annual World Asthma Day (in 2001) which has gained increasing attention each year to raise awareness about the burden of asthma, and to initiate activities at the local/national level to educate families and health care professionals about effective methods to manage and control asthma.

About the National Asthma Council (NAC)

The NAC is the leading Australian agency for asthma and associated conditions:

•	providing the latest information on asthma to health professionals directed at improving their quality of care;

•	conducting and evaluating the delivery of national public awareness and education campaigns;

•	being the national communicating authority on asthma;

•	gathering, refining and disseminating information on asthma;

•	taking on the role of a catalyst for change to facilitate improvement in the standards of asthma care and management.

About Aridol

The Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s asthma and allow prescription of the right amount of medication.

The simple 15-25 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test. Doctors can use the results of this test to measure how severe a patient’s asthma is and the medication and dose required to bring it under control.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We cannot guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	16 November 2006

PHARMAXIS REPORTS PHASE III RESULTS FOR ARIDOL

Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced the results from its US-based Phase III trial for Aridol. The trial was conducted in 30 U.S. centers in more than 500 patients under an FDA approved protocol who were suspected of having asthma but who did not have a firm diagnosis.

In this group with predominantly very mild symptoms, Aridol was able to identify patients with exercise induced bronchoconstriction in 58% of cases (sensitivity). In comparison methacholine, an approved lung function test in the U.S., identified 54% of cases. The difference between the two tests was not statistically significant. Aridol also had similar specificity to methacholine, (66% versus 70% respectively) in subjects without exercise induced bronchoconstriction. In addition Aridol was proven to have an acceptable safety profile.

Based on this study and an earlier Phase III trial that was the basis of the marketing approval in Sweden and Australia, Pharmaxis plans to file a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in the second quarter of 2007.

Pharmaxis CEO Dr Alan Robertson said ‘This is the largest study of its kind in this patient group with such mild symptoms. The result underscores that there is no gold standard with which to compare Aridol and it was gratifying to see that it performed as well, or better, than an existing FDA approved test. We plan to discuss the results of the study and the rest of our substantial clinical evidence data base with the FDA at a pre-NDA meeting to be held during Q1 2007. The current study collected a vast amount of data which will be analyzed in the weeks to come and which we expect will further demonstrate the clinical application and usefulness of Aridol. Aridol is the world’s first indirect dry powder challenge test and we expect it to become firmly established in the management of asthma in the future.’

A detailed presentation of the data from the study will be presented at a forthcoming international scientific congress. Aridol is already approved and available in Sweden and Australia, and is currently going through the European regulatory approval system which should see it approved in most of Europe in 2007.

There are more than 52 million asthma sufferers in the developed world. According to the Global Initiative for Asthma (GINA), asthma accounts for 1 in every 250 deaths worldwide and many of the deaths are preventable being due to suboptimal long-term medical care.

For more details about the trial, refer to the trial’s disclosure summary below.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia:

Virginia Nicholls, +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol (inhaled dry powder mannitol) for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About the trial

The following information is provided in accord with the ASX and AusBiotech Code of Best Practice for Reporting by Life Sciences Companies.

Name of Trial	DPM-A-305 (a Phase III study with Aridol)
Blinding Status	Operator blinded
Placebo Controlled	No
Treatment Method
Route	Inhalation
Frequency	Once only.
Dose level	0 – 635mg inhaled mannitol
No of subjects	501
Key Subject Selection Criteria	Aged 6 – 50 years. Current symptoms suggestive of asthma but without a definitive diagnosis or an exclusion of the diagnosis of asthma. No inhaled corticosteroids for 4 weeks, FEV1 greater than 70% predicted.
Trial Location	United States of America
Commercial partners involved	None

Primary efficacy end points	Sensitivity of Aridol for exercise challenge positivity (more than 10% fall in FEV1 from baseline) Comparative specificity of Aridol and methacholine for exercise negativity
Primary safety end points	To demonstrate the safety of Aridol (ECG, adverse events, vital signs, spirometry)
Secondary efficacy end points	Comparative sensitivity and specificity of Aridol and methacholine for clinician’s diagnosis Correlation of FEV1 falls on Aridol, exercise and methacholine

Study results

Primary efficacy end points

Sensitivity of Aridol for exercise challenge positivity (more than 10% fall in FEV1 from baseline)	58% (51,66) vs 54% (46,62) for methacholine]

Comparative specificity of Aridol and methacholine for exercise negativity	66% (59,72) vs 70% (63,76) for methacholine

Primary safety end points To demonstrate the safety of Aridol	No related serious adverse events. Adequate safety profile

Secondary efficacy end points

Comparative sensitivity and specificity of Aridol and methacholine for clinician’s diagnosis	Aridol 55% (49,61): methacholine 50% (44,56) Aridol 74% (66,81): methacholine 77% (70,84)

Correlation of FEV1 falls on Aridol, exercise and methacholine

FEV1 falls, measured as baseline-minimum, were significantly smaller (p < 0.05) for Aridol for exercise positive and exercise negative subjects indicating improved safety.

Aridol 12.4% (11.3,13.5); 10.1% (9.2,11.0)

Methacholine 19.5% (17.7,21.3); 14.4% (13.0,15.9)

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	15 November 2006

PHARMAXIS APPOINTS NEW BOARD DIRECTOR

Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced the appointment of Dr John Villiger as a new board director.

Dr Villiger brings strong international pharmaceutical development experience to Pharmaxis, having created a successful NASDAQ-listed pharmaceutical company and holding senior global roles at Roche.

“We are delighted to have John join our board,” said Pharmaxis CEO Alan Robertson. “His expertise in bringing products to market will be a valuable complement to the existing Board members’ skills.”

Dr Villiger co-founded The Medicines Company in 1996, and was Senior Vice President of Development until February this year. This business is NASDAQ listed with market capitalisation of US$1.25 billion, 300 employees and around US$220 million in projected 2006 sales.

Previously, Dr Villiger held various senior positions in product development at Roche from 1986 to 1996 in New Zealand and Switzerland, including International Project Director and Head of Global Project Management. He oversaw the development of Roche’s pharmaceutical portfolio, managing over 50 development programs and teams in Switzerland, the UK, USA and Japan. John has a PhD from the University of Otago and is widely published.

“Pharmaxis is at the cusp of bringing significant advances in treating respiratory diseases to patients worldwide,” said Dr Villiger. “I look forward to supporting this with the knowledge, experience and contacts I’ve developed over the past 20 years in developing new medicines for global markets.”

Details on other Pharmaxis board directors can be found at http://www.pharmaxis.com.au/investors/annual-reports/annual-reports_home.cfm

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia: Virginia Nicholls +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	November 20, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer